EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
(Loss) income from continuing operations before provision for income taxes	$(971,481)	$580,514	$516,897	$356,222	$108,254
Less: Equity (loss) income from unconsolidated subsidiaries	(80,130)	64,939	33,300	38,425	20,977
Add: Distributed earnings of unconsolidated subsidiaries	23,867	117,196	29,384	24,997	11,502
Fixed charges	236,533	220,213	120,963	103,995	126,190

Total (loss) earnings before fixed charges	$(630,951)	$852,984	$633,944	$446,789	$224,969

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$69,377	$57,222	$42,109	$40,328	$37,035
Interest expense	167,156	162,991	45,007	56,281	68,080
Loss on extinguishment of debt	—	—	33,847	7,386	21,075

Total fixed charges	$236,533	$220,213	$120,963	$103,995	$126,190

Ratio of earnings to fixed charges	N/A (2)	3.87	5.24	4.30	1.78

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2008. Additional earnings of $867.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.